UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  1)*

RF Industries, Ltd.

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

749552105

(CUSIP Number)

RED OAK PARTNERS, LLC

Attn: David Sandberg

654 Broadway, Suite 5

New York, NY 10012

(212) 614-8952

 (Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

                                      June 17, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 749552105

1		NAME OF REPORTING PERSONS David Sandberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 444,067
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 444,067
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 444,067
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.36%[1]
14		TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 749552105

1		NAME OF REPORTING PERSONS Red Oak Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 444,067
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 444,067
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 444,067
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.36%[1]
14		TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 749552105

1		NAME OF REPORTING PERSON The Red Oak Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 305,644
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 305,644
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 305,644
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.07%[1]
14		TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 749552105

1		NAME OF REPORTING PERSON Pinnacle Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 138,423
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 138,423
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 138,423
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.30%[1]
14		TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 749552105

1		NAME OF REPORTING PERSON Pinnacle Fund, LLLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 138,423
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 138,423
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 138,423
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.30%[1]
14		TYPE OF REPORTING PERSON (See Instructions) PN

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D amends and supplements the statement on Schedule 13D originally filed by Red Oak Partners, LLC (the “Reporting Persons”) on December 20, 2010, relating to the common stock, par value $.01 per share (the “Common Stock”), of RF Industries, Ltd., a Nevada corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 7610 Miramar Road, Building 6000, San Diego, CA 92126.  Except as specifically amended and supplemented by this Amendment No. 1, all other provision of the Schedule 13D remain in full force and effect.  Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

The source of cash funds for the purchased securities was the working capital of the Funds, and the amount of funds totaled $1,450,690.

Item 4.  Purpose of Transaction.

The Reporting Persons have submitted to the Issuer the notifications required to permit them to nominate five (5) directors at the Issuer’s next annual meeting.  This, by implication, would result in changes to the incumbent board of directors if the nominees were elected.  The Reporting Persons would prefer to resolve these issues without the expense of a proxy contest or potential litigation and, accordingly, would like to discuss their proposed nominees and other matters with the Issuer.  Such matters include but are not limited to: 1) adding direct and independent shareholder representation to the Board as part of good governance; and 2) adding qualified financial and M&A experience to the Board to complement the Board’s engineering strength.  The Reporting Persons are not aware of any other disagreement with the Board and senior management team at this time and do not presently seek to effect any change in the personnel or compensation of the senior management team.

On June 17th, 2011, Red Oak Partners sent a letter, attached as Exhibit A, to the Board of Directors of the Issuer , listing its slate of Board nominees and their biographies ..  Included with the letter was a copy of a stock certificate, attached as Exhibit B, for part of Red Oak Fund’s holdings.  Also included were the nominees' letters of c onsent ..

Item 5.  Interest in Securities of the Issuer.

(a)

The aggregate percentage of the Company’s outstanding shares of Common Stock reported owned by each Reporting Person is based on 6,030,916 shares of common stock of RF Industries outstanding on June 8, 2011, as reported by the Company on its 10-Q for the quarter ended April 30, 2011.  Each Reporting Person disclaims beneficial ownership with respect to any shares of Common Stock other than the shares owned directly and of record by such Reporting Person.

Red Oak Partners beneficially owns 444,067 shares of Common Stock, representing 7.36% of all the outstanding shares of Common Stock.  The Funds are each controlled by Red Oak Partners.  Therefore, Red Oak Partners may be deemed to beneficially own (i) the 305,644 shares of Common Stock held by Red Oak Fund, and (ii) the 138,423 shares of Common Stock held by Pinnacle Fund.

Mr. Sandberg beneficially owns 444,067 shares of Common Stock, representing 7.36% of all the outstanding shares of Common Stock.  Mr. Sandberg, as the managing member of Red Oak Partners may be deemed to beneficially own the 444,067 shares of Common Stock beneficially owned by Red Oak Partners through the Funds.

Red Oak Fund may be deemed to beneficially own 305,644 shares of Common Stock, representing 5.07% of all the outstanding shares of Common Stock.  Pinnacle Fund may be deemed to beneficially own 138,423 shares of Common Stock, representing 2.30% of all the outstanding shares of Common Stock.

(b)

Each of Red Oak Partners and Mr. Sandberg may be deemed to have shared voting and dispositive power with respect to (i) the 305,644 shares of Common Stock held by Red Oak Fund, and (ii) the 138,423 shares of Common Stock held by Pinnacle Fund.  No Fund shares with any other Fund voting or dispositive power with respect to the shares such Fund beneficially owns.

(c)

Transactions by the Reporting Persons effected in Common Stock that have taken place in the last sixty days are attached as Exhibit C.

(d)

Not applicable.

(e)

Not applicable.

Item 7.  Material to be Filed as Exhibits.

Exhibit A – Letter to the Board of Directors

Exhibit B – Stock Certificate

Exhibit C – Transactions in the Past 60 Days

SIGNATURE

After reasonable inquiry and to best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 20, 2011

By:	/s/ David Sandberg
Name: David Sandberg

RED OAK PARTNERS, LLC
By:	/s/ David Sandberg
Name: David Sandberg
Title: Managing Member

THE RED OAK FUND, L.P.
By: RED OAK PARTNERS, LLC, its general partner

By:	/s/ David Sandberg
Name:	David Sandberg
Title:	Managing Member

PINNACLE PARTNERS, LLP
By: RED OAK PARTNERS, LLC, its general partner

By:	/s/ David Sandberg
Name:	David Sandberg
Title:	Managing Member

PINNACLE FUND, LLLP
By: RED OAK PARTNERS, LLC, its general partner

By:	/s/ David Sandberg
Name:	David Sandberg
Title:	Managing Member

Footnotes

1 Based on 6,030,916 shares of common stock outstanding at June 8, 2011, as reported by the Company on its 10-Q for the quarter ended April 30, 2011.